

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations




SEC MAIL PROCESSING
RECEIVED
MAY 12 2003
WASH. D.C. 187 SECTION

Date	April 29, 2003
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release:

- **2002 Final Dividend**

SUPPL

With kind regards,
VNU bv

Rob de Meel
Director

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands



Press release

Date April 29, 2003

2002 FINAL DIVIDEND

Haarlem, The Netherlands – VNU, a leading international media and information company, today announced with respect to the 2002 final dividend payment that the number of common shares necessary to obtain one new share has been fixed at 60. This number was decided on the basis of the average closing prices of common shares VNU, listed on Euronext Amsterdam, on April 25, 28 and 29, 2003. VNU's 2002 final dividend includes a choice between a cash dividend or a stock dividend in common shares.
The final cash dividend amounts to EUR 0.43 per common share.

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries. The company employs approximately 38,000 people and has annual revenues of around EUR 4.3 billion.

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00